Filed by Tesoro Corporation (Commission File No. 001-03473) Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: Western Refining, Inc. (Commission File No. 001-32721)

TESORO WTM Western Refining
Tesoro to Acquire Western Refining
Creates a Premier, Highly Integrated and Geographically Diversified Refining, Marketing and Logistics Company
November 17, 2016

Forward Looking Statements
This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed merger, integration and transition plans, synergies, opportunities, anticipated future performance, expected share buyback program and expected dividends. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Tesoro Corporation (“Tesoro”) may not approve the issuance of new shares of common stock in the merger or that stockholders of Western Refining, Inc. (“Western”) may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Tesoro’s common stock or Western’s common stock, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Tesoro and Western to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, the risk that the combined company may not buy back shares, the risk of the amount of any future dividend Tesoro may pay, and other factors. All such factors are difficult to predict and are beyond our control, including those detailed in Tesoro’s annual reports on Form 10-K, quarterly reports on Form 10-Q and Current Reports on Form 8-K that are available on Tesoro’s website at http://www.tsocorp.com and on the SEC website at http://www.sec.gov, and those detailed in Western’s annual reports on Form 10-K, quarterly reports on Form 10-Q and Current Reports on Form 8-K that are available on Western’s website at http://www.wnr.com and on the SEC website at http://www.sec.gov. Western’s forward-looking statements are based on assumptions that Western believes to be reasonable but that may not prove to be accurate. We undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.
2 | Tesoro Western Refining

Delivering Significant Shareholder Value
Creates a premier, highly integrated and geographically diversified refining, marketing and logistics company
Committed to delivering $350 to $425 million in annual synergies; run rate to be achieved within the first two years
Expect to achieve 10% to 13% EPS1 accretion in 2018, the first full year of combined operations; represents 5.8x EBITDA multiple with run-rate synergies2
Well positioned, highly reliable and advantaged refining system with access to wide array of advantaged crude oil
Creates strong, multi-brand marketing and convenience store portfolio in growing regions
Expands opportunities for logistics growth in crude oil production basins and product regions
1) Based on 2018 I/B/E/S consensus EPS estimate
2) Based on 2017 I/B/E/S consensus EBITDA estimate for Western plus $350 million of synergies
3 | Tesoro Western Refining

Transaction Aligns with Strategic Priorities
Operational efficiency and effectiveness
- Safety and reliability
- Cost leadership
- System improvements
Value chain optimization
Financial discipline
Value-driven growth
High performing culture
Enduring commitment to execution
4 | Tesoro Western Refining

Transaction Highlights
Structure Stock transaction, with option for shareholders to elect to receive cash in lieu of stock up to a cap of 10% of the total equity consideration
Consideration & Premium Western shareholders can elect to receive 0.4350 shares of Tesoro shares for each share of Western stock they own, or $37.30 in cash per Western share. Elections to receive cash will be subject to proration to the extent they exceed approximately 10.8 million shares (or approximately $404 million in the aggregate)
Represents a premium of 22.3% to the closing price of Western’s stock on the day prior to announcement, and a 31.6% premium to the volume weighted average price over the last 30 trading days
$6.4 billion enterprise value, including assumption of Western net debt of approximately $1.7 billion and the $605 million market value of non-controlling interest in WNRL
Synergies Commit to delivering $350 to $425 million in annual synergies
Synergies expected to be achieved on a run-rate basis within the first two years
Accretive Transaction Expect to achieve 10% to 13% EPS accretion in 2018, the first full year of combined operations
Represents 5.8x EBITDA multiple with run-rate synergies
Dividend Policy and Share Repurchases Expect to maintain Tesoro’s dividend per share pro forma
Focus on growing dividend commensurate with the growth of the Company
The Company has increased its share repurchase authorization by $1.0 billion to over $2.0 billion in total
Timing/Closing Conditions Expect to close in first half 2017
Subject to customary closing conditions, including regulatory and shareholder approvals
5 | Tesoro Western Refining

Western Overview
Attractive refining locations
- Three refineries with 254 thousand barrels per day crude oil capacity
- Pipeline access to advantaged crude oil
Permian, San Juan, Bakken and Western Canada
- Historically strong refined product regions
Integrated distribution network
- Fully integrated crude oil pipeline system to serve refineries and 3rd parties, including 17% interest in Minnesota pipeline
- Refined product distribution to retail and wholesale customers
- Approximately 545 convenience stores in Arizona, Colorado, New Mexico, Texas, Minnesota and Wisconsin
Growth opportunities
- Three growth platforms: refining, marketing and logistics
- Expand logistics footprint and utilization in Permian, San Juan and Bakken
Significant ownership in Western Refining Logistics, a high-quality logistics business
- Owns 52.6% of WNRL, LP units and 100% of incentive distribution rights
WTM Western Refining
6 | Tesoro Western Refining

Western and WNRL Footprint in Strategic Locations


San Juan Basin
Gallup
AZ
NM
Permian Basin
El Paso
Delaware Basin
Midland
Wink
McCarney
Refinery
WNRL Pipeline
WNR Bobcat Pipeline
Third Party Pipeline
Four Corners System
TexNew Mex System
Delaware Basin System
West Texas System


Bakken
MN
St Paul Park
SD
WI
IA
UT
CO
San Juan Basin
Gallup
AZ
NM
El Paso
Refinery
Retail Location
Crude Oil Basin

Key Metrics	Western Refining
Refining Capacity (MBD)	254
Basin Exposure	Permian, San Juan, Bakken and Western Canada
Retail Sites	545
Pipelines (miles)	1,022
Tank Storage (mm bbls)	12

7 | Tesoro Western Refining

Complementary Business in Attractive Regions
Kenai 72 MBD
Anacortes 120 MBD
Dickinson 20 MBD
Mandan 74 MBD
Martinez 166 MBD
Salt Lake City 63 MBD
St. Paul 98 MBD
Los Angeles 380 MBD
Gallup 25 MBD
El Paso 131 MBD
Refinery
Trucking
Pipelines
Rail Facility
Marine Terminal
Terminal
8 | Tesoro Western Refining

Committed to Delivering Substantial Synergies
$ in millions
130 - 140 120 - 160 100 - 125 350 - 425
Operational Commercial Corporate Total
Expect to achieve run-rate synergies of $350 to $425 million within the first two years
9 | Tesoro Western Refining

Synergies Strengthen Competitive Position
Implement Operations Excellence Management System to improve reliability and reduce costs
Consolidate corporate services and G&A
Optimize logistics operational efficiencies and growth
Enhance retail integration
Improve working capital efficiency
Increase procurement efficiency
Reduce supply and distribution costs across value chain
Commercial integration and higher refining utilization
10 | Tesoro Western Refining

Top Tier Refining System
Pro Forma Refining Locations
Crude oil, product and system location advantages
Crude oil
Products
Crude oil/Products
Key Value Drivers
Expands integrated business model
Value chain optimization across system
Diversifies geographic exposure and earnings
Refining Capacity by PADD
Tesoro
7%
11%
82%
Tesoro Pro Forma
6%
14%
15% 65%
VLO
13%
19%
68%
PSX
13%
20% 40%
27%
MPC
38%
62%
PBF
21%
42%
19%
18%
PADD 1 PADD 2 PADD 3 PADD 4 PADD 5
Source: Company filings
Top Refiners By Capacity in the U.S.
2,045 1,846 MBD 1,794 1,149 884
VLO PSX MPC TSO & WNR PBF
Source: Company filings
11 | Tesoro
Western Refining

Strong Combined Marketing Network
Pro Forma Retail Footprint
Attractive footprint in growing regions with ratable offtake
Pacific Northwest
TSO Site Count = 198
WNR Site Count = 0
TSO
WNR
Mid-Continent
TSO Site Count = 681
WNR Site Count = 285
California/Southwest
TSO Site Count = 1,591
WNR Site Count = 260
Multi-Brand Portfolio
Brings together twelve premium and value brands to better serve a broad customer base and regional preferences, including:
MSO & Jobber Dealer Company-Operated, MSO & Jobber Dealer
Key Value Drivers
Leverages brand portfolio to better serve customers
Provides opportunities to share best practices, improve costs and expand proprietary offerings
Provides improved ratable offtake for entire refining system
Mitigates exposure to RINs price volatility
12 | Tesoro
Western Refining

Robust Platform for Logistics Growth
Pro Forma Logistics Operations
Extensive and complementary logistics network with access to top crude oil basins
Terminal
Trucking
Pipeline
Crude oil and product pipelines
Natural gas pipelines
WNRL crude oil pipelines
Natural gas processing
Rail Facility
Marine Terminal
Key Value Drivers
Leverages midstream capabilities across system
Diversifies earnings geographically and by business segment
Strengthens ability to pursue opportunities in Permian and other crude oil basins
Generates larger opportunity set and combined drop down inventory
Provides opportunity to better optimize MLPs
13 | Tesoro
Western Refining

Transaction Expected to Create Significant Value for Shareholders
Accretion
Expected to achieve 10% to 13% EPS accretion in 2018, the first full year of combined operations
Represents 5.8x EBITDA multiple with run-rate synergies
Financial Discipline
Strong balance sheet and liquidity supports growth and return of cash to shareholders
On track for investment grade credit rating
Accretion
Growth
Capital Return
Financial Discipline
TESORO
W™ Western Refining
Strong Growth Profile
Tesoro standalone 2017E annual improvements to operating income of $475 to $575 million
Committed to delivering $350 to $425 million in annual synergies
Return of Capital to Shareholders
Expect to maintain Tesoro annual dividend of $2.20 per share and grow dividend commensurate with growth of the Company
Increased share repurchases by $1.0 billion to over $2.0 billion in total
14 | Tesoro
Western Refining

Financial Principles & Priorities

		Current Targets	Pro Forma Targets
Maintain Strong Liquidity	• Maintain strong liquidity position to allow for execution of growth plans	• $600 - $800 million cash • $2.0 billion Tesoro revolver • $1.6 billion TLLP revolver	• $1.0 - $1.2 billion cash • $2.5 - $3.0 billion Tesoro revolver • No change to TLLP revolver at this time
Strong Balance Sheet	• Target credit metrics that support flexibility to grow • Achieve investment grade credit ratings for TSO and TLLP • Ensure appropriate cost of capital	• Tesoro Unconsolidated[1]: Debt/EBITDA ≤ 1.0x • TLLP: Debt/EBITDA ≤ 4.0x • Tesoro Consolidated: Debt/EBITDA ≤ 2.5x (depending on size of MLP)	• Same target metrics • Execution on synergies and growth plans position Tesoro for investment grade credit rating • Evaluate cost of capital and IDR options to support larger growth portfolio
Disciplined Capital Allocation	• Allocate approximately 25% - 35% of operating cash flow over time to highest return capital projects	• 20% IRR for Refining • 15% IRR for Logistics & Marketing	• No change
Return Cash to Shareholders	• Grow dividend with growth of Company • Opportunistically repurchase shares with excess cash	• ~10% dividend growth • Remaining repurchase authorization of $1.1 billion	• Dividend strategy unchanged • Increased share repurchases by $1.0 billion to over $2.0 billion in total

1) Parent company excluding MLP debt

15 | Tesoro Western Refining

Tesoro 2017E Stand-Alone Outlook
2017E Business Assumptions
Tesoro Index (dollars per barrel) 12 – 14
Marketing Fuel Margins (cents per gallon) 11 – 14
Annual Improvements to Operating Income ($ in Millions) 475 - 575
2017E Capital Outlook (in millions)
Income $ 325
Regulatory 90
Maintenance 455
Total Tesoro Capital Expenditures $ 870
Turnaround Expenditures $ 360
Growth $ 230
Maintenance 95
Total TLLP Capital Expenditures1 $ 325
1) TLLP capital principally funded through sources independent of Tesoro (MLP cash flows, unit issuances, debt)
16 | Tesoro
Western Refining

Western Refining 2017E Stand-Alone Outlook
2017E Business Assumptions
Average Benchmark Refining Margins (dollars per barrel) 11 – 12
Average Retail Fuel Margins (cents per gallon) 18 – 19
2017E Capital Outlook (in millions)
Growth $ 146
Maintenance 120
Total Western Capital Expenditures $ 266
Turnaround Expenditures $ 78
Growth $ 27
Maintenance 16
Total WNRL Capital Expenditures $ 43
17 | Tesoro
Western Refining

Delivering Significant Shareholder Value
Substantial synergies
Significant earnings accretion
Top tier refining system
Leading multi-brand marketing portfolio in growing geographies
Robust platform for logistics growth
Strong balance sheet and capacity for further growth
TESORO
TESORO LOGISTICS
Western Refining Logistics
Western Refining
Premier, highly integrated and geographically diversified refining, marketing and logistics company
18 | Tesoro
Western Refining

TESORO W™ Western Refining
Appendix

Non-GAAP Financial Measures
Reconciliation of Western projected net earnings
(inclusive of estimated synergies) to EBITDA
(In Millions) Unaudited
2017E
Projected net earnings with annual synergies1 $ 428
Add: income tax expense 235
Add: depreciation and amortization expense 305
Add: interest and debt expense 136
Projected EBITDA with annual synergies1 $ 1,104
Less: Annual synergies1,2 (350)
Projected Consensus EBITDA3 $ 754
1) No depreciation or amortization impact is expected with annual synergies
2) Assumes low end of range for estimated annual synergies
3) 2017 I/B/E/S consensus EBITDA for Western as of November 11, 2016
20 | Tesoro
Western Refining

Important Information
No Offer or Solicitation:
This communication relates to a proposed business combination between Western and Tesoro. This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Additional Information and Where to Find It:
This communication may be deemed to be solicitation material in respect of the proposed transaction between Tesoro and Western. In connection with the proposed transaction, Western and/or Tesoro may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the SEC. This communication is not a substitute for the proxy statement, registration statement, proxy statement/prospectus or any other documents that Tesoro or Western may file with the SEC or send to stockholders in connection with the proposed transaction. STOCKHOLDERS OF TESORO AND WESTERN ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S) AND/OR PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Western and/or Tesoro, as applicable. Investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Tesoro will be made available free of charge on Tesoro’s website at http://www.tsocorp.com or by contacting Tesoro’s Investor Relations Department by phone at 210-626-6000. Copies of documents filed with the SEC by Western will be made available free of charge on Western’s website at http://www.wnr.com or by contacting Western’s Investor Relations Department by phone at 602-286-1530 or 602-286-1533.
Participants in the Solicitation:
Tesoro and its directors and executive officers, and Western and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Tesoro common stock and Western common stock in respect of the proposed transaction. Information about the directors and executive officers of Tesoro is set forth in the proxy statement for Tesoro’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 22, 2016, and in the other documents filed after the date thereof by Tesoro with the SEC. Information about the directors and executive officers of Western is set forth in the proxy statement for Western’s 2016 Annual Meeting of Shareholders, which was filed with the SEC on April 22, 2016, and in the other documents filed after the date thereof by Western with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.
21 | Tesoro
Western Refining